Exhibit 99.2

ENGINE GAMING AND MEDIA, INC.

(formerly Engine Media Holdings, Inc.)

Management’s Discussion and Analysis

For the three and six months ended

February 28, 2022 and 2021

(Expressed in United States Dollars)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Introduction

The following Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations and financial condition of Engine Gaming and Media, Inc., (formerly Engine Media Holdings, Inc.) for the three and six months ended February 28, 2022, and 2021 and should be read in conjunction with the Company’s Interim Consolidated Financial Statements and accompanying notes. The words “we”, “our”, “us”, “Company”, and “Engine” refer to Engine Gaming and Media, Inc., and its subsidiaries and/or the management and employees of the Company (as the context may require). This MD&A has taken into account information available up to and including April 13, 2022.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain “forward-looking information” and “forward-looking statements” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions, and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

●	financial, operational, and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;
●	our ability to successfully execute our business plan;
●	our intent to complete a private placement of our common shares and common share purchase warrants, and to have a substantial portion of its convertible debt converted to common shares;
●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;
●	expectations regarding existing products and plans to develop, implement, or adopt new technology or products;
●	expectations regarding the successful integration of recent acquisitions of WinView, Inc. (“WinView”) Frankly Inc. (“Frankly”) and SideQik, Inc. (“SideQik”);
●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;
●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;
●	requirements for additional capital and future financing options;
●	the risks inherent in international operations;
●	marketing plans;
●	our ability to compete with our competitors and their technologies;
●	our reliance on key executives and the ability to attract and retain qualified personnel;
●	the availability of intellectual property protection for the Company’s products, and our ability to expand and exploit our intellectual property;
●	statements related to the expected or potential impact of the novel coronavirus (“COVID-19”) pandemic;
●	the completion of and our use of the proceeds of any offering; and other expectations of the Company.

Forward-looking statements contained in this MD&A are based on the assumptions described in this MD&A. Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors, both known and unknown, that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to:

●	our ability to obtain additional financing to fund operating cash flow deficits and to continue as a going concern;

Page2 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate;
●	execution of business plan;
●	the integration of recent acquisitions;
●	the management of growth;
●	reduced cash reserves from future operating losses;
●	failure to compete successfully in various markets;
●	the development of high-quality products;
●	rapid technological changes;
●	proprietary protection and intellectual property disputes;
●	transmission of user data;
●	data collection risk;
●	mobile gaming and the free-to-play business model;
●	the condition of the global economy;
●	risks inherent in foreign/international operations;
●	changing governmental regulations;
●	COVID-19 related risks;
●	volatility in the market price of the Common Shares;
●	those risks discussed in this MD&A under the heading “Risk Factors”.

These factors are not intended to represent a complete list of the factors that could affect the Company. A more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found under the heading “Risks and Uncertainties” in this MD&A.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated, or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

A number of factors could cause actual events, performance, or results to differ materially from what is projected in forward- looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A or in any document incorporated by reference herein.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Page3 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Corporate Profile

Engine Gaming and Media, Inc. is addressing massive market opportunities in esports, gaming, data, and streaming content distribution. The three-way merger of Torque Esports, Frankly Media and WinView Games which closed on May 8, 2020 brings together a unique combination of technology assets that include (i) a market leading video gaming competition platform – UMG; (ii) a skills-based mobile engagement platform for traditional sports and esports – WinView; (iii) a data intelligence platform – Stream Hatchet; (iv) a content management and streaming video platform that supports over 1,200 news sites and engages over 100 million monthly active users across some of the top media companies in the world – Frankly and (v) a social media influencer marketing platform – SideQik. The Company is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GAME.V”. It is also dual listed in the United States on the NASDAQ market under the symbol “GAME”. The registered head office of the Company is 3000-77 King Street, West, P.O. Box 95, TD Centre North Tower, Toronto, Ontario, Canada M5K 1G8.

Market Opportunity

Video gaming is one of the largest and fastest growing markets in the entertainment sector, with an estimated 3.2 billion gamers globally with esports being the major source of growth. Esports is a term that comprises a diverse offering of competitive electronic games that gamers play against each other. One of the biggest differences between esports and video games of old is the community and spectator nature of esports, whereby competitive play against another person, either one-on-one or in teams, this is a central feature of esports. Since players play against each other online, a global network of players and viewers has developed as these players compete against each other worldwide. Additionally, game developers have greatly increased the entertainment value of games, which has made the spectator aspect of gaming much more prevalent and further drives expansion of the gaming market.

The expanded reach of broadband service and the computer technology advances in the last decade have also greatly accelerated the growth of esports. Esports has become so popular that many high schools and colleges now offer programs to support students’ interest in esports, as well as tournaments and scholarships. The best-known esports teams are receiving marquee sponsorships and are being purchased or invested in by a range of financial and strategic partners. The highest profile esports gamers have significant online audiences as they stream themselves playing against other players online and potentially can generate millions of dollars in sponsorship money and affiliate fees from their online streaming channels. It is projected that by 2024, approximately 577 million people will be watching esports globally. Most major professional esports events and a wide range of amateur esports events are broadcast live via streaming services, including Twitch.tv, Youtube.com and Facebook Gaming.

Strategy for Growth

Engine generates revenue through a combination of (i) direct-to-consumer fees (subscription, rake and advertising and sponsorship); (ii) business-to-business software-as-a-service (“SaaS”) subscription and professional service fees; and (iii) programmatic advertising sales and brand sponsorships. The Company is uniquely positioned with a base of predictable business-to-business revenues and an extensive network of media and gaming publisher relationships. These media and gaming publishers engage over one hundred (100) million monthly active users. Leveraging these relationships to efficiently create awareness for our gaming competition platform, where players and fans can play, watch, and engage with other members of the esports community, is key to our long-term growth strategy.

Page4 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Our Brands

Frankly Media

Frankly Media provides a complete suite of content management, video streaming and engagement solutions that give broadcasters and publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions and services to meet the dynamic challenges of a multi-screen content distribution world. Frankly Media’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku. Additionally, Frankly’s in-house team of digital advertising sales and operations experts monetize billions of monthly display and video advertising impressions through programmatic and direct brand sales across client and owned and operated media properties. Frankly has over 1,200 radio, TV and print media brands, including CNN, Newsweek and Vice Media; TV affiliates of NBC, CBS, FOX and ABC, and radio station groups such as Cumulus.

Stream Hatchet

Stream Hatchet is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations and video game producers. Stream Hatchet provides a clearly delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space. Stream Hatchet’s customers include industry leaders such as Microsoft, Allied Esports, Activision and Twitch.

Page5 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

UMG

UMG is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

UMG, through its wholly owned subsidiary UMG Events LLC, which was founded in 2012, is actively involved in many aspects of the esports industry. UMG is deeply ingrained in the gaming community and very well established within the competitive gaming sector with approximately 2.1 million registered users and over 18 million matches played live and online through its platform.

UMG is a diversified esports company that has operations involved in:

● Live tournaments

● Online contests

● Creation and distribution of original content

● Esports tournament operations through its proprietary tournament management app

UMG TV by UMG Gaming is a live 24/7 linear and on-demand streaming video channel dedicated to gaming, esports and entertainment audiences. UMG TV is distributed across a broad range of media platforms including Twitch, YouTube, Apple TV, Roku, Amazon Fire, VIZIO and more. Some of the featured programming on UMG TV includes the following: UMG Rewind, The Race, Collegiate Clash, Emergence Days, Valorant, and UMG Classic.

Sideqik

Sideqik is an influencer marketing platform that offers brands, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators. Sideqik’s end-to-end solutions offer marketers advanced capabilities to discover influencers with demographic and content filtering; connect and message influencers; share marketing collateral such as campaign briefs, photos, logos, videos; measure reach, sentiment, and engagement across all major social media platforms; and evaluate earned media value and return on investment across the entire campaign.

Page6 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

WinView Games

WinView Games is a digital technology company that pioneered second-screen interactive television technologies and holds foundational patents on the synchronized second-screen experience. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second-screen, its foundational patents and unique business model. The WinView app is currently an end-to-end two screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports. WinView has a portfolio of more than 68 issued patents on mobile sports gaming technologies and distributed entertainment systems.

Announced Sale of Eden Games

NEW YORK – April 7, 2022 – Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a gaming and next-generation media solutions company, today announced the completion of the sale of its Eden Games subsidiary to Animoca Brands, a global leader in digital entertainment, blockchain, and gamification, for USD$16 million (CAD$20 million). Engine sold its 96% interest in Eden Games for approximately USD$15.3 million (approximately CAD$19.2 million) in cash consideration.

Engine regularly assesses its portfolio to ensure strong alignment with stakeholder needs and priorities. Thus, beyond the sale of Eden Games, the company continues to focus on optimizing growth across its portfolio. In addition, the company has taken aggressive cost actions and is effectuating plans to reduce or eliminate substantial expenditures across the Company, and most substantially to its B2C gaming businesses, which will sharply reduce the future overall cash requirements of the company.

Disposition of Motorsport Assets

In November 2020, following a detailed strategic review in connection with the merger of Torque Esports, Frankly Media and WinView Games, the Company sold IDEAS+CARS, The Race Media, WTF1 and Driver DataBase (collectively the “Motorsport Assets”) to Ideas + Cars Holdings Limited, a third-party investment group based in the UK. As a result, Engine is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. These auto-related businesses sold are not focused on gaming but instead, are developing esport and traditional sport racing audiences with the creation and production of auto racing content. While reducing its cost base, Engine will maintain the ability to work with the Motorsports Assets. Engine will continue to support racing as a category through its competitive gaming platform, UMG, as it expands relationships across the entire esports sector as the leading destination for tournament play. For the year ended August 31, 2020, the Motorsport Assets had revenue of approximately $0.56 million and an operating loss of $5.86 million.

As part of the disposition of the Motorsport Assets, Darren Cox resigned as co-CEO of the Company, which enabled Engine to reorganize its leadership team by moving to a single CEO role under Lou Schwartz, with Tom Rogers remaining Executive Chairman.

Page7 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Senior Management Team

Engine has a deep and cohesive executive management team with diverse skillsets and unparalleled understanding of the gaming industry. This experience provides a powerful competitive edge against our competitors, as it enables our team to anticipate patterns before they become trends, to identify influential shifts as they develop and to adjust strategy accordingly.

Tom Rogers

Executive Chairman & Director

Mr. Tom Rogers is a media/technology executive who has shaped the communications industry over the past 40 years. He was the former chairman of Frankly Media, executive chairman of WinView Games and the previous president and CEO of Tivo. Rogers was the founder of CNBC and established MSNBC. He was inducted into the Broadcasting Hall of Fame & the Cable Hall of Fame and an Emmy Award winner for the development of advanced TV.

Lou Schwartz

Chief Executive Officer & Director

Mr. Lou Schwartz is a seasoned technology and digital media executive and pioneer in internet video management and over-the-top (“OTT”) video delivery. At WWE, he oversaw all digital platforms and helped lead the development of the WWE Network. He was also CEO of UUX, where he successfully led the merger of Totalmovie, a leading Latin American retail OTT service, with OTT Networks. Previously, Schwartz was CEO of the Americas and General Counsel for Piksel and he co-founded Multicast Media Technologies, one of the first Internet video platform companies, which sold to Piksel in 2010.

Mike Munoz

Chief Financial Officer

Mr. Mike Munoz has served as the Chief Financial Officer of the Company from May 2020 to present; Chief Financial Officer of Frankly from April 2018 to May 2020; Controller of Frankly from January 2016 to April 2018; Assistant Controller of Frankly from September 2015 to January 2016.

Impact of the Global COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. We anticipate that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

In an effort to protect the health and safety of our employees, the majority of our workforce is currently working from home, and we have placed restrictions on non-essential business travel. We have implemented business continuity plans and have increased support and resources to enable employees to work remotely and thus far have been able to operate with minimal disruption.

The global COVID-19 pandemic remains a rapidly evolving situation. We will continue to actively monitor the developments of the pandemic and may take further actions that could alter our business operations as may be required by federal, state, local, or foreign authorities, or that we determine are in the best interests of our employees, customers, partners and shareholders. It is not clear what effects any such potential actions may have on our business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, our reputation, financial condition, results of operations, revenue, cash flows, liquidity or stock price.

Page8 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Presentation of financial information

Unless otherwise specified within, financial results, including historical comparatives, contained in this MD&A are based on Engine’s audited consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, amounts are in U.S. dollars and percentage changes are calculated using whole numbers.

Key Metrics

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metric set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies.

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-IFRS financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude in Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA is not a recognized financial measure under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, it may not be comparable to similar financial measures presented by other issuers. Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. We calculate Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense, depreciation and amortization, further, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results.

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the three and six months ended February 28, 2022, and 2021.

		For the three months ended		For the six months ended
	Note	February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021
				$	$

Net loss attributable to owners of the Company		(6,732,169)	(21,347,265)	(8,085,689)	(27,346,698)
Interest expense		212,278	563,904	422,934	953,678
Amortization and depreciation	(a)	907,224	873,020	1,836,976	1,728,890
Impairment expense	(a)	266,470	-	266,470	-
Restructuring Costs		126,286	-	126,286	-
Share-based payments	(a)	1,255,326	690,300	2,576,412	1,779,688
Loss on foreign exchange		(10,431)	161,662	123,016	263,783
Loss on extinguishment of debt	(a)	-	2,428,900	-	2,428,900
Gain on retained interest in former associate	(a)	-	(99,961)	-	(99,961)
Transaction costs		349,404	-	356,523	-
Non-operational professional fees		625,944	-	1,600,391	-
Arbitration settlement reserve	(a)	(1,208,556)	-	(3,948,608)	-
Change in fair value of warrant liability	(a)	(998,757)	4,924,789	(3,940,303)	165,013
Change in fair value of convertible debt	(a)	(293,762)	6,539,904	(1,976,934)	7,863,649
Share of net loss of associate	(a)	-	37,244	-	103,930
Loss on disposal of Motorsports	(a)	-	-	-	678,931
Loss from discontinued operations		(940,860)	1,227,748	(1,393,028)	3,270,355
Adjusted EBITDA		(6,441,603)	(3,999,755)	(12,035,554)	(8,209,842)

Note a – Items are non-cash expense (income)

Page9 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Limitations of Adjusted EBITDA

Adjusted EBITDA, a non-IFRS financial measure, has limitations as an analytical tool, and should not be considered in isolation from or as a substitute for measures presented in accordance with IFRS. Some of these limitations are:

●	Adjusted EBITDA does not reflect certain cash and non-cash charges that are non-recurring;
●	Adjusted EBITDA does not reflect income tax payments that would reduce cash available to us;
●	Adjusted EBITDA excludes depreciation and amortization of property and equipment and intangible assets, although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and
●	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should be considered alongside other financial performance measures, including revenues, net income (loss) and our financial results presented in accordance with IFRS.

Results from operations

Selected Quarterly Information

	For the three months ended		For the six months ended
	February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021

Operating results
Total revenues	$9,265,061	$7,699,407	$21,512,413	$14,665,843
Total expenses	16,894,216	27,812,320	30,922,492	38,020,995
Total net income (loss) from continuing operations	(7,673,029)	(20,119,517)	(9,478,717)	(23,397,412)
Total net loss from discontinued operations	940,860	(1,227,748)	1,393,028	(3,949,286)
Total net income (loss) from continuing operations	(6,732,169)	(21,347,265)	(8,085,689)	(27,346,698)
Comprehensive income (loss)	(6,796,728)	(21,485,709)	(7,980,830)	(27,351,297)

Loss per share – Continuing operations
Basic and diluted loss per share	$(0.49)	$(1.99)	$(0.61)	$(2.63)
Loss per share – Discontinued operations
Basic and diluted loss per share	$0.06	$(0.12)	$0.09	$(0.44)

Page10 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The total expenses above for the three and six months ended February 28, 2022, include a non-cash decrease in the fair value of warrant liability of $1.0 and $3.9 million, respectively, as discussed in more detail below.

	Note	February 28, 2022	Aug 31, 2021

Financial position
Total assets		$54,403,352	$67,462,847
Total liabilities		34,173,588	41,897,303
Working capital deficiency	(i)	(6,165,970)	(937,584)
Total debt	(ii)	9,174,997	11,457,659

Other metrics
Debt to total assets	(iii)	17%	17%

(i)	Working capital deficiency is defined as total current assets less total current liabilities.
(ii)	Total debt is defined as the aggregate total of convertible debt, line of credit, promissory notes, long-term debt and lease obligations.
(iii)	Debt to total assets is calculated as total debt divided by total assets.

Revenue

For the three months ended February 28,			Increase
	2022	2021	(decrease)
	$	$	$

Direct to consumer	267,035	133,942	133,093
Software-as-a-service	1,811,573	1,444,934	366,639
Advertising	7,125,160	6,005,573	1,119,587
Professional services	61,293	114,958	(53,665)
	9,265,061	7,699,407	1,565,654

For the three months ended February 28, 2022:

●	Direct to consumer income for the three months ended February 28, 2022, was $267,035 in comparison to $133,942 for the three months ended February 28, 2021. The increase of $11,093 was primarily driven by a new contract for Gears events.

●	Software-as-a-service revenue for the three months ended February 28, 2022, was $1,811,573 in comparison to $1,444,934 for the three months ended February 28, 2021. The increase of $366,639 was primarily due to inclusion of revenue from the SideQik acquisition in the current period.

●	Advertising revenue for the three months ended February 28, 2022, was $7,125,160 in comparison to $6,005,573 for the three months ended February 28, 2021. The increase was primarily due to growth from Frankly’s largest client, which saw significant growth in traffic to its various digital properties.

Page11 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

For the six months ended February 28,			Increase
	2022	2021	(decrease)
	$	$	$

Direct to consumer	299,885	183,774	116,111
Software-as-a-service	3,892,283	2,881,931	1,010,352
Advertising	17,167,894	11,458,043	5,709,851
Professional services	152,351	142,095	10,256
	21,512,413	14,665,843	6,846,570

For the six months ended February 28, 2022:

●	Direct to consumer income for the six months ended February 28, 2022, was $299,885 in comparison to $183,774 for the six months ended February 28, 2021. The increase of $116,111 was primarily driven by a new contract for Gears events.

●	Software-as-a-service revenue for the six months ended February 28, 2022, was $3,892,283 in comparison to $2,881,931 for the six months ended February 28, 2021. The increase of $1,010,352 was primarily due to inclusion of $1,194,778 from acquisition of the SideQik business in the current period, partially offset by a decrease in Frankly SAAS revenue.

●	Advertising revenue for the six months ended February 28, 2022, was $17,167,894 in comparison to $11,458,043 for the six months ended February 28, 2021. The increase was primarily due to significant growth from Frankly’s largest client, which saw significant growth in traffic to its various digital properties.

Page12 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Expenses

For the three months ended February 28,			Increase
	2022	2021	(decrease)
	$	$	$

Salaries and wages	4,682,243	3,854,091	828,152
Consulting	975,523	557,120	418,403
Professional fees	828,948	442,055	386,893
Revenue sharing expense	6,291,112	5,117,302	1,173,810
Sponsorships and tournaments	236,046	87,247	148,799
Advertising and promotion	556,772	515,704	41,068
Office and general	1,385,844	510,480	875,364
Technology expenses	706,302	645,803	60,499
Amortization and depreciation	907,224	873,020	34,204
Impairment expense	266,470	-	266,470
Restructuring Costs	126,286	-	126,286
Share-based payments	1,255,326	690,300	565,026
Interest expense	212,278	563,904	(351,626)
(Gain) loss on foreign exchange	(10,431)	161,662	(172,093)
Transaction costs	349,404	-	349,404
Non-operational professional fees	625,944	-	625,944
Loss (Gain) on extinguishment of debt	-	2,428,900	(2,428,900)
Gain on retained interest in former associate	-	(99,961)	99,961
Arbitration settlement reserve	(1,208,556)	-	(1,208,556)
Change in fair value of warrant liability	(998,757)	4,924,789	(5,923,546)
Change in fair value of convertible debt	(293,762)	6,539,904	(6,833,666)
	16,894,216	27,812,320	(10,918,104)

For the three months ended February 28, 2022:

●	Salaries and wages for the three months ended February 28, 2022, was $4,682,243 in comparison to $3,854,091 for the three months ended February 28, 2021. The increase of $828,152 was primarily due to the acquisition of SideQik which didn’t impact the three months ended February 28, 2021, offset somewhat by decrease in corporate bonus expense.

●	Consulting for the three months ended February 28, 2022, was $975,523 in comparison to $557,120 for the three months ended February 28, 2021. The increase of $418,403 was due to an increase in contractor usage a platform revamping project and research and development.

●	Professional fees for the three months ended February 28, 2022, was $828,948 in comparison to $442,055 for the three months ended February 28, 2021. The increase of $386,893 was due to inclusion of Professional fees incurred by newly acquired SideQik, which didn’t impact the comparable period and utilization of a fee credit in 2021 which didn’t reoccur in 2022.

●	Revenue sharing for the three months ended February 28, 2022, was $6,291,112 in comparison to $5,117,302 for the three months ended February 28, 2021. These costs represent the portion of our gross advertising revenue earned by Frankly’s customers.

Page13 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	Office and general for the three months ended February 28, 2022, was $1,385,844 in comparison to $510,480 for the three months ended February 28, 2021. The increase of $875,364 was related to the directors and officers’ insurance acquired during the NASDAQ up-listing process as well as to a smaller extent, office and general expenses from the SideQik acquisition, which didn’t impact the comparable period.

●	Impairment expense for the three months ended February 28, 2022, was $266,470 in comparison to $0 for the three months ended February 28, 2021. The increase of $266,470 was due to impairment of the remaining UMG intangibles and leasehold improvements.

●	Share-based payments expense for the three months ended February 28, 2022, was $1,255,326 in comparison to $690,300 for the three months ended February 28, 2021. The increase of $565,026 was due to a companywide option grant that occurred in June 2021, which didn’t impact the comparable period. Stock options granted to SideQik employees also had no impact on the comparable period.

●	Interest expense for the three months ended February 28, 2022, was $212,278 in comparison to $563,904 for the three months ended February 28, 2021. The decrease of $351,626 was primarily due to approximately 56% lower average principal balance during fiscal 2022 than 2021.

●	Transaction costs for the three months ended February 28, 2022, was $349,404 in comparison to $0 for three months ended February 28, 2021. The increase of $349,404 was related to financing work that didn’t impact the comparable period.

●	Non-operational professional fees for the three months ended February 28, 2022, was $625,944, in comparison to $0 for the three months ended February 28, 2021. The increase of $625,944 was driven by costs incurred on the Winview patent portfolio.

●	Loss (Gain) on extinguishment of debt for the three months ended February 28, 2022, was $0, in comparison to $2,428,900 for the three months ended February 28, 2021. The decrease of $2,438,900 was due to the extinguishment of the EB line of credit and issuance of EB convertible debt in February 2021. The Company had no debt extinguishments during the period ended February 28, 2022.

●	Arbitration settlement reserve for the three months ended February 28, 2022, was a gain of $2,740,052, in comparison to $0 for the three months ended February 28, 2021. The gain is the result of marking the July 2021 arbitration ruling liability relating to AIS to fair value. This liability will be adjusted to fair value at the end of each reporting period until resolution.

●	Change in fair value of warrant liability for the three months ended February 28, 2022, decreased expense by $998,757 in comparison to increasing expense by $4,924,789 for the three months ended February 28, 2021. The change of $5,923,546 in the Change in fair value of warrant liability is a result of the revaluation of the Company’s warrant obligation at each period end, with a lower share price on February 28, 2022, than the comparable period. In addition, the change was impacted by a substantial decrease in liability warrants outstanding on February 28, 2022.

●	Change in fair value of convertible debt for the three months ended February 28, 2022, decreased expense by $293,762 in comparison to an increase in expense of $6,539,904 for the three months ended February 28, 2021. The change of $6,833,666 is a result of the revaluation of the Company’s convertible debt at each period end, with a lower share price on February 28, 2022, than the comparable period. In addition, the change was impacted by a substantial decrease in outstanding convertible debt on February 28, 2022.

Page14 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

For the six months ended February 28,			Increase
	2022	2021	(decrease)
	$	$	$

Salaries and wages	8,789,869	6,763,991	2,025,878
Consulting	1,872,076	1,295,056	577,020
Professional fees	1,567,741	1,127,907	439,834
Revenue sharing expense	15,257,848	9,608,729	5,649,119
Sponsorships and tournaments	685,132	451,476	233,656
Advertising and promotion	1,069,137	1,375,530	(306,393)
Office and general	2,800,153	1,088,009	1,712,144
Technology expenses	1,437,373	1,226,657	210,716
Amortization and depreciation	1,836,976	1,728,890	108,086
Impairment expense	266,470	-	266,470
Restructuring Costs	126,286	-	126,286
Share-based payments	2,576,412	1,779,688	796,724
Interest expense	422,934	953,678	(530,744)
(Gain) loss on foreign exchange	123,016	263,783	(140,767)
Transaction costs	356,523	-	356,523
Non-operational professional fees	1,600,391	-	1,600,391
Loss (Gain) on extinguishment of debt	-	2,428,900	(2,428,900)
Gain on retained interest in former associate	-	(99,961)	99,961
Arbitration settlement reserve	(3,948,608)	-	(3,948,608)
Change in fair value of warrant liability	(3,940,303)	165,013	(4,105,316)
Change in fair value of convertible debt	(1,976,934)	7,863,649	(9,840,583)
	30,922,492	38,020,995	(7,098,503)

For the six months ended February 28, 2022:

●	Salaries and wages for the six months ended February 28, 2022, was $8,789,869 in comparison to $6,763,991 for the six months ended February 28, 2021. The increase of $2,025,878 was primarily due to the acquisition of SideQik which didn’t impact the six months ended February 28, 2021.

●	Consulting for the six months ended February 28, 2022, was $1,872,076 in comparison to $1,295,056 for the six months ended February 28, 2021. The increase of $577,020 was due to an increase in contractor usage a platform revamping project and research and development, partially offset by decreased contractor usage at Frankly.

●	Professional fees for the six months ended February 28, 2022, was $1,567,741 in comparison to $1,127,907 for the six months ended February 28, 2021. The increase of $439,834 was due to inclusion of Professional fees incurred by newly acquired SideQik, which didn’t impact the comparable period and utilization of a fee credit in 2021 which didn’t reoccur in 2022.

●	Revenue sharing for the six months ended February 28, 2022, was $15,257,848 in comparison to $9,608,729 for the six months ended February 28, 2021. These costs represent the portion of our gross advertising revenue earned by Frankly’s customers.

●	Sponsorships and tournaments for the six months ended February 28, 2022, was $685,132 in comparison to $451,476 for the six months ended February 28, 2021. The increase of $233,656 was due to a new WWE event held by Winview as well as increased tournament hosting by UMG.

Page15 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	Advertising and promotion for the six months ended February 28, 2022, was $1,069,137 in comparison to $1,375,530 for the six months ended February 28, 2021. The decrease of $306,393 was due to expenses related to the promotion of the Engine brand during the period ended February 28, 2022, that didn’t recur in the current period.

●	Office and general for the six months ended February 28, 2022, was $2,800,153 in comparison to $1,088,009 for the six months ended February 28, 2021. The increase of $1,712,144 was related to the directors’ and officers’ insurance acquired during the NASDAQ up-listing process as well as to a smaller extent, office and general expenses from the SideQik acquisition, which didn’t impact the comparable period.

●	Technology expenses for the six months ended February 28, 2022, was $1,437,373 in comparison to $1,226,657 for the six months ended February 28, 2021. The increase of $210,716 878 was primarily due to the acquisition of SideQik which didn’t impact the six months ended February 28, 2021, somewhat offset by technology savings at Frankly.

●	Impairment expense for the six months ended February 28, 2022, was $266,470 in comparison to $0 for the six months ended February 28, 2021. The increase of $266,470 was due to impairment of the remaining UMG intangibles and leasehold improvements.

●	Share-based payments expense for the six months ended February 28, 2022, was $2,576,412 in comparison to $1,779,688 for the six months ended February 28, 2021. The increase of $796,724 was due to a companywide option grant that occurred in June 2021, which didn’t impact the comparable period. Stock options granted to SideQik employees also had no impact on the comparable period.

●	Interest expense for the six months ended February 28, 2022, was $422,934 in comparison to $953,678 for the six months ended February 28, 2021. The decrease of $530,744 was primarily due to approximately 56% lower average principal balance during fiscal 2022 than 2021.

●	Transaction costs for the six months ended February 28, 2022, was $356,523 in comparison to $0 for the six months ended February 28, 2021. The increase of $356,523 was related to financing work that didn’t impact the comparable period.

●	Non-operational professional fees for the six months ended February 28, 2022, was $1,600,391, in comparison to $0 for the six months ended February 28, 2021. The increase of $625,944 was driven by costs incurred on the Winview patent portfolio.

●	Loss (Gain) on extinguishment of debt for the six months ended February 28, 2022, was $0, in comparison to $2,428,900 for the six months ended February 28, 2021. The decrease of $2,438,900 was due to the extinguishment of the EB line of credit and issuance of EB convertible debt in February 2021. The Company had no debt extinguishments during the period ended February 28, 2022.

●	Arbitration settlement reserve for the six months ended February 28, 2022, was a gain of $3,948,608, in comparison to $0 for the six months ended February 28, 2021. The gain is the result of marking the July 2021 arbitration ruling liability relating to AIS to fair value. This liability will be adjusted to fair value at the end of each reporting period until resolution.

●	Change in fair value of warrant liability for the six months ended February 28, 2022, decreased expense by $3,940,303 in comparison to increasing expense by $165,013 for the six months ended February 28, 2021. The change of $4,105,316 in the Change in fair value of warrant liability is a result of the revaluation of the Company’s warrant obligation at each period end, with a lower share price on February 28, 2022, than the comparable period. In addition, the change was impacted by a substantial decrease in liability warrants outstanding on February 28, 2022.

●	Change in fair value of convertible debt for the six months ended February 28, 2022, decreased expense by $1,976,934 in comparison to an increase in expense of $7,863,649 for the six months ended February 28, 2021. The change of $9,840,583 is a result of the revaluation of the Company’s convertible debt at each period end, with a lower share price on February 28, 2022, than the comparable period. In addition, the change was impacted by a substantial decrease in outstanding convertible debt on February 28, 2022.

Page16 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Other items

For the three months ended February 28,			Increase
	2022	2021	(decrease)
	$	$	$

Share of net loss of associate	-	37,244	(37,244)
Discontinued Operations	940,860	(1,227,748)	2,168,608
Net loss attributable to non-controlling interest	(43,874)	30,640	(74,514)
Foreign currency translation differences	(64,559)	(138,444)	73,885

For the three months ended February 28, 2022:

●	Discontinued operations for the three months ended February 28, 2022, was income of $940,860, in comparison to a loss of $1,227,748 for the three months ended February 28, 2021. The increase of $2,168,608 was driven by discontinued operation, Eden Games being profitable in 2022.

For the six months ended February 28,			Increase
	2022	2021	(decrease)
	$	$	$

Share of net loss of associate	-	103,930	(103,930)
Discontinued Operations	1,393,028	(3,270,355)	4,663,383
Net loss attributable to non-controlling interest	(68,638)	61,670	(130,308)
Foreign currency translation differences	104,859	(4,599)	109,458

For the six months ended February 28, 2022:

●	Discontinued operations for the six months ended February 28, 2022, was income of $1,393,028 in comparison to a loss of $3,270,355 for the six months ended February 28, 2021. The increase of $4,663,383 was driven by discontinued operation, Eden Games being profitable in 2022.

Page17 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Segmented analysis

For the three months ended February 28, 2022:

Three months ended	Gaming	Media	Corporate and Other	August 31, 2021 Total
	$	$	$	$
Revenue
External sales	592,182	8,672,879	-	9,265,061

Results
Segment loss	(3,094,715)	(3,034,991)	-	(6,129,706)

Central administration costs	-	-	2,823,329	2,823,329
Other gains and losses	633,144	1,443	(2,170,745)	(1,536,158)
Finance costs	14,423	327	197,528	212,278
Loss before tax	(3,742,282)	(3,036,761)	(850,112)	(7,629,155)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	1,022,905	-	(82,045)	940,860
Non-controlling interest in net loss	-	-	(43,874)	(43,874)
Net loss	(2,719,377)	(3,036,761)	(976,031)	(6,732,169)

For the three months ended February 28, 2021:

Three months ended	Gaming	Media	Corporate and Other	Aug 31, 2020 Total
	$	$	$	$
Revenue
External sales	504,001	7,195,406	-	7,699,407

Results
Segment loss	(1,394,913)	(2,232,357)	-	(3,627,270)

Central administration costs	-	-	1,966,445	1,966,445
Other gains and losses	(11,537)	2,808,032	11,158,799	13,955,294
Finance costs	36,657	325,054	202,193	563,904
Loss before tax	(1,420,033)	(5,365,443)	(13,327,437)	(20,112,913)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Share of net loss of associate	-	-	(37,244)	(37,244)
Discontinued operations	(710,597)	-	(517,151)	(1,227,748)
Non-controlling interest in net loss	-	-	30,640	30,640
Net loss	(2,130,630)	(5,365,443)	(13,851,192)	(21,347,265)

Page18 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

For the six months ended February 28, 2022:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,027,450	20,484,963	-	21,512,413

Results
Segment loss	(6,181,608)	(5,016,906)	-	(11,198,514)

Central administration costs	-	-	5,574,546	5,574,546
Other gains and losses	1,639,596	(200)	(9,425,311)	(7,785,915)
Finance costs	27,828	702	394,404	422,934
Income (loss) before tax	(7,849,032)	(5,017,408)	3,456,361	(9,410,079)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	1,585,165	-	(192,137)	1,393,028
Non-controlling interest in net loss	-	-	(68,638)	(68,638)
Net income (loss)	(6,263,867)	(5,017,408)	3,195,586	(8,085,689)

For the six months ended February 28, 2021:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	766,987	13,898,856	-	14,665,843

Results
Segment loss	(3,394,059)	(3,624,952)	-	(7,019,011)

Central administration costs	-	-	4,761,079	4,761,079
Other gains and losses	(13,889)	2,804,339	7,830,934	10,621,384
Finance costs	77,913	512,044	363,721	953,678
Loss before tax	(3,458,083)	(6,941,335)	(12,955,734)	(23,355,152)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(2,377,419)	-	(1,571,867)	(3,949,286)
Non-controlling interest in net loss	-	-	61,670	61,670
Net loss	(5,835,502)	(6,941,335)	(14,569,861)	(27,346,698)

●	Gaming net loss for the three months ended February 28, 2022, was $2,719,377 in comparison to $2,130,630 for the three months ended February 28, 2021.The increase of $588,747 is primarily due to patent litigation, which did not impact the comparable period. Gaming net loss for the six months ended February 28, 2022, was $6,263,867 in comparison to $5,835,502 for the six months ended February 28, 2021.The increase of $428,365 is primarily due to patent litigation, which did not impact the comparable period

Page19 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	Media net loss for the three months ended February 28, 2022, was $3,036,761 in comparison to $5,365,443 for the three months ended February 28, 2021. The decrease of $2,328,682 was primarily due to loss on extinguishment of debt in the comparable period with no impact to the current period. Media net loss for the six months ended February 28, 2022, was $5,017,408 in comparison to $6,941,335 for the six months ended February 28, 2021. The decrease of $1,923,927 was primarily due to a $2.4 million loss on extinguishment of debt in the comparable period with no impact to the current period and a $.5 million decrease in interest expense. This was somewhat offset by an increase in salaries and wages of $.9 million.

●	Corporate and Other net loss for the three months ended February 28, 2022, was $976,031 in comparison to a loss of $13,851,192 for the three months ended February 28, 2021. The decrease of $12,875,161 was primarily due to the change in fair value of warrant liability of $5.9 million, convertible debt of $6.5 million, a decrease in arbitration reserve of $1.2 million, a $.4 million decrease in amortization and depreciation expense, and a $.3 million decrease in advertising and promotion expense. This was somewhat offset by an increase in office and general expenses of $.6 million, an increase in share-based compensation expense of $.4 million, and a $.3 million increase in transaction expense. Corporate and Other net income for the six months ended February 28, 2022, was $3,195,586 in comparison to a loss of $14,569,861 for the six months ended February 28, 2021. The increase in net income of $17,765,447 was primarily due to the change in fair value of warrant liability of $4.8 million, convertible debt of $9.4 million, a decrease in arbitration reserve of $3.9 million, a $.9 million decrease in amortization and depreciation expense, and an $.8 million decrease in advertising and promotion expense. This was somewhat offset by an increase in office and general expenses of $1.2 million, a $.4 million increase in transaction costs, as well an increase in share-based compensation expense of $.5 million.

		From continuing operations
Three-month period ended	Total revenue	Total loss	Basic income (loss) per share	Total assets
	$	$	$	$
February 28, 2022	9,265,061	(7,673,029)	(0.49)	54,403,352
November 30, 2021	12,247,352	(1,780,924)	(0.12)	61,138,576
August 31, 2021	10,939,363	(14,529,470)	(0.95)	67,462,847
May 31, 2021	8,193,462	1,595,026	0.11	71,339,843
February 28, 2021	7,699,407	(20,119,517)	(1.99)	70,344,899
November 30, 2020	6,966,436	(3,987,856)	(0.43)	47,362,028
August 31, 2020	5,259,719	(8,490,079)	(1.12)	53,415,477
May 31, 2020	2,080,731	(10,580,624)	(3.28)	42,747,189

Quarterly revenues increased from the quarter ended August 31, 2020, primarily due to inclusion of the revenues of Frankly for one month after the May 8, 2020, acquisition and for the full quarter for the quarters ended August 31, 2020, November 30, 2020, February 28, 2021, and May 31, 2021. The quarters ended August 31, 2021, and November 30, 2021 benefited from increased Media revenues as customer confidence is returning to pre COVID 19 levels and revenues from the SideQik acquisition, that occurred during the quarter ended August 31, 2021. The quarter ended February was impacted by a seasonal downturn in Media revenues.

For the quarter ended May 31, 2020, the change in fair value of warrant liability added $7.0 million to the loss. For the quarter ended August 31, 2020, an impairment on investments and advances of $2.6 million and changes in the fair value of warrant liability and convertible debt of $1.3 million added to the quarterly loss. For the quarter ended February 28, 2021, the loss much was larger due to the change in fair value of the warrant liability and convertible debt which increased the quarter loss by $19,465,214 as compared to the quarter ended November 30, 2020. For the quarter ended May 31, 2021, the profit was much larger due to the change in fair value of the warrant liability as compared to the quarter ended February 28, 2021. For the quarter ended August 31, 2021, the loss was significantly higher due to changes in the fair value of warrant liability, an accrual for the AIS related arbitration liability and a full impairment of UMG goodwill and partial impairment of UMG intangible assets. The loss for the quarter ended November 30, 2021, reduced significantly due primarily to a reduction in the AIS related arbitration liability, decrease in fair value of warrant liability and the decrease in fair value of convertible debt. The loss for the quarter ended February 28, 2022, increased significantly due to decrease in fair value related income of $4.9 million, and an increase in salaries and wages of $.6 million.

Page20 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Liquidity and capital resources

Liquidity and cash management

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to reduce its monthly operating cash outflow and secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the ability of the Company to raise financing in the near term, and ultimately the achievement of profitable operations.

As of February 28, 2022, the Company had current assets of $22,356,787 (August 31, 2021: $31,557,682) and current liabilities of $28,522,757 (August 31, 2021: $32,495,266). This represents a working capital deficiency of $6,165,970 (August 31, 2021: deficiency of $937,584) which is comprised of current assets less current liabilities. The working capital deficiency on February 28, 2022, includes a warrant liability of $859,187 which will not be settled in cash. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $120,900,662 as of February 28, 2022 (August 31, 2021: $112,814,973).

Following the acquisitions of Frankly and WinView on May 8, 2020, the Company undertook a strategic review of the business. As a result of this review, on November 3, 2020, the Company divested its Motorsports Group. This divestiture reduced accounts payable and accrued liabilities by $0.9 million and will substantially reduce the Company’s monthly cash outflow. The Company also made targeted spending cuts to further reduce the monthly cash outflow. In January 2021, the Company completed convertible debenture settlements of an aggregate principal amount of $10,726,393 of its convertible debentures in exchange for the issuance of 1,430,186 units at a deemed price of $7.50 per unit, with each such unit consisting of a common share and six-quarters (3/4) of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15 per share for a period of six years.

In January and February 2021, the Company closed on the issuance of 4,371,767 units (the “Units”) for gross proceeds of $32,788,253 of non-brokered private placements. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company at a price of $15.00 per share for a period of 3 years. The proceeds of the offering was allocated to marketing and advertising of the Company’s product offerings, product development initiatives for UMG, WinView and Stream Hatchet, and general working capital purposes.

On April 7, 2022, the Company announced the completion of the sale of the Eden Games Business. The proceeds from this sale when combined with cash on hand will be more than sufficient to meet the Company’s current operational and debt service cash needs.

The Company has plans to raise additional funds. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, our ability to raise additional funds through financing, those related to consumer demand and acceptance of our products and services, our ability to collect payments as they become due, achieving our internal forecasts and objectives, the economic conditions of the United States and abroad. These risk factors are described in Risks and uncertainties section of this MD&A.

Page21 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Capital management framework

The Company considers its capital to be its shareholders’ equity. As of February 28, 2022, the Company had shareholders’ equity of $20,017,747 (August 31, 2021: shareholders’ equity of $25,422,165).

The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, using lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital.

There have been no changes to management’s approach to managing its capital for the six months ended February 28, 2022.

Financing

The proceeds of the financings disclosed below were intended to be used primarily for working capital and future operating needs. The proceeds received have been used primarily for those purposes.

Equity

During the six months ended February 28, 2022, the Company issued 91,635 common shares upon vesting of an equal number of RSUs

Debt

Promissory Notes

The Company has promissory notes with a balance of $200,000 (August 31, 2021 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of February 28, 2022, interest of $170,836 has been accrued (August 31, 2021 – $139,644).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of February 28, 2022, $409,917 was due under the note (August 31, 2021 – $482,304). The note is secured by the assets of WinView, bears interest at 6%, and is currently due.

Paycheck Protection Program (“PPP”) loans

In April and May 2020, the Company entered into promissory notes (the “Notes”) with six banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum.

Page22 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of August 31, 2020, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020. As of February 28, 2022, $209,875 has not been formally forgiven.

Convertible debt

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2020	2,121,869	8,671,590	-	-	10,793,459
Issuances	-	4,282,477			4,282,477
Exchange of EB Loan for Amended EB Loan	-	-	5,043,103	-	5,043,103
Exchange of Amended EB Loan for EB CD	-	-	(4,931,813)	7,394,022	2,462,209
Conversion - common shares issued	(183,879)	(11,727,996)	-	-	(11,911,875)
Conversion - warrants issued	(154,265)	(4,121,208)	-	-	(4,275,473)
Interest expense	37,584	295,896	138,710	-	472,190
Accrued interest on conversion	(15,849)	(241,868)	(250,000)	-	(507,717)
Effect of foreign exchange	54,085	-	-	-	54,085
Change in fair value	1,656,768	5,827,548	-	379,333	7,863,649
Balance, February 28, 2021	3,516,313	2,986,439	-	7,773,355	14,276,107

	2019 Series	2020 Series	EB CD	Total
	$	$		$

Balance, August 31, 2021	914,428	2,097,127	6,939,941	9,951,496
Interest expense	13,195	99,178	250,000	362,373
Accrued interest on conversion / interest payments	-	-	(375,000)	(375,000)
Effect of foreign exchange	(12,046)	-	-	(12,046)
Change in fair value	(381,765)	(145,317)	(1,449,852)	(1,976,934)
Balance, February 28, 2022	533,812	2,050,988	5,365,089	7,949,889

	2019 Series	2020 Series	EB CD	Total
	$	$	$	$
As of February 28, 2022:
Less than one year	533,812	2,050,988	-	2,584,800
Greater than one year	-	-	5,365,089	5,365,089
Total convertible debt obligation	533,812	2,050,988	5,365,089	7,949,889

Page23 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

(a)	2019 Series

As of February 28, 2022, the fair value of the 2019 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2019 Series	February 28, 2022 (CA$)	August 31, 2021 (CA$)

Share price	3.32	8.42
Conversion price	7.50	7.50
Warrant exercise price	7.50	7.50

Term, in years	.36 - .44	.85 - .94
Interest rate	6%	6%
Expected volatility	90.00%	90.00%
Risk-free interest rate	0.52% - 0.63%	0.25% - 0.26%
Exchange rate	0.7875	0.7947
Expected dividend yield	0%	0%

(b)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of six years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

Page24 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

(c)	2020 Series - One Up

These convertible debentures (the “2020 Series One Up” debentures) have identical terms as the 2020 Series debentures except that the minimum conversion price of $7.50 per Unit (as described above) will be US$9.50 per Unit. The 2020 Series One Up convertible debentures had a fair value at issuance of $3,078,550.

(d)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units.

In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

$6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

As of February 28, 2022, the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	February 28, 2022 (US$)	August 31, 2021 (US$)

Share price	2.62	6.66
Conversion price	8.90	8.90
Warrant exercise price	-	-

Term, in years	0.726	1.26
Interest rate	10%	10%
Expected volatility	95.00%	90.00%
Risk-free interest rate	0.83%	0.10%
Expected dividend yield	0%	0%

(e)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a secured convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of six years from the issuance of the EB CD. The EB CD has a term of six years. The convertible debenture is secured by the Company’s real and personal property, fixtures, leasehold improvements, trade fixtures, equipment, and other personal property as well as all general intangibles relating to or arising from the personal property.

As of February 28, 2022, the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	February 28, 2022 (US$)	August 31, 2021 (US$)

Share price	2.62	6.66
Conversion price	10.25	10.25
Warrant exercise price	15.00	15.00

Term, in years	1.99	1.26
Interest rate	10%	10%
Expected volatility	90.00%	90.00%
Risk-free interest rate	1.43%	0.30%
Expected dividend yield	0%	0%

Page25 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

(f)	Fair value

The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and key inputs used).

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of February 28, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD $3.32 (USD $2.62)	The share price was higher (lower)
		Risk-free interest rate (0.52% to 1.43%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (7.11% to 8.94%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)
Convertible debt	The fair value of the convertible debentures as of August 31, 2021 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD$8.42 (USD $6.66)	The share price was higher (lower)
		Risk-free interest rate (0.10% to 0.30%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (1.14% to 8.45%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

Page26 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Commitments and contingencies

Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. As of August 31, 2020, the Company had recorded an impairment against the entire balance of advances to Allinsports, amounting to $2,625,657. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue the 966,667 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $2,519,722, which represents the fair value of the common shares directed to be delivered as of February 28, 2022. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

Separately, in April of 2021, the Company received a copy of a complaint filed by 3CI Holdings, LLLP in the Circuit Court for the 11th Judicial Circuit for Miami-Dade naming Allinsports, A1 Simulation LLC (an entity purported to be a subsidiary of Allinsports), and the Company, seeking to hold the parties, including Company, responsible for unpaid rent under a lease agreement between 3CI’s predecessors in interest and A1 Simulation, and seeking damages of at least $2,890,000. On July 6, 2021, the Company filed motion to dismiss the complaint. On February 17, 2022, 3CI Holdings filed an Amended Complaint, to which the Company as filed a motion to dismiss.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to Engine. The relief sought includes rescission of the sale of Winview to Engine and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview.

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending. While potential damages may be significant if these lawsuits are wholly or partially successful, at this time the Company cannot predict the outcome of the suits or determine the extent of potential damages if they are successful in whole or in part.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

Page27 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

Financial instruments and risk management

(a)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company.

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash with banks as well as credit exposure to outstanding receivables. The carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of February 28, 2022, no customer (August 31, 2021 – one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer accounted for 13% of the Company’s accounts and other receivables balance as of August 31, 2021. During the six months ended February 28, 2022, one (August 31, 2021 – one) customer represented 69% (August 31, 2021 – 58%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of February 28, 2022:

	Current	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	5,785,697	1,062,098	210,396	289,583	2,098,254	9,446,028
Allowance for doubtful accounts	500	500	1,500	1,500	1,080,305	1,084,305
% Allowance		0%	1%	1%	51%	11%

Page28 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after considering its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years	2-5 years
	$	$	$

Accounts payable	12,649,445	-	-
Accrued liabilities	5,815,949	-	-
Players liability account	326,932	-	-
Lease obligation	155,543	285,742	-
Promissory notes payable	783,823	-	-
Convertible debt	2,584,800	5,365,089	-

(d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bears interest at fixed rates.

(e)	Foreign exchange rates

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, as well as debt denominated in Canadian dollars.

(f)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Page29 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

Carrying value at February 28, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	5,348,900
Restricted cash	-	326,932
Accounts and other receivables	-	8,411,835
Government remittances	-	802,311
Publisher advance	-	3,007,892
Investment at FVTPL	2,629,851	-
	2,629,851	17,897,870

Carrying value at February 28, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	12,649,445
Accrued liabilities	-	-	5,815,949
Players liability account	-	-	326,932
Arbitration reserve	-	2,519,722	-
Long-term debt	-	-	-
Promissory notes payable	-	-	783,823
Warrant liability	859,187	-	-
Convertible debt	-	7,949,889	-
	859,187	10,469,611	19,576,149

Carrying value at August 31, 2021	FVOCI - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	15,305,996
Restricted cash	-	331,528
Accounts and other receivables	-	8,646,807
Government remittances	-	1,070,216
Publisher advance	-	4,534,218
Investment at FVTPL	2,629,851	-
	2,629,851	29,888,765

Page30 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	10,403,665
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Arbitration reserve	-	6,468,330	-
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	16,419,826	17,376,275

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of February 28, 2022
	$	$	$	$

Arbitration reserve	2,519,722	-	-	2,519,722
Warrant liability	-	859,187	-	859,187
Convertible debt	-	-	7,949,889	7,949,889
Investment at FVTPL	-		2,629,851	2,629,851

	Level 2	Level 3	Fair value as of August 31, 2021
	$	$	$

Arbitration reserve	-	-	6,468,330
Warrant liability	4,868,703	-	4,868,703
Convertible debt	-	9,951,496	9,951,496
Investment at FVTPL		2,629,851	2,629,851

Off-balance sheet arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Page31 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Related party transactions and balances

Related party transactions policy

Our Board of Directors has adopted a policy that describes the procedures used to process, evaluate, and if necessary, disclose transactions between the Company and its directors, officers, or greater than 5% beneficial owners. We review any transaction or series of transactions in which any related parson has a direct or indirect interest. Once a transaction has been identified, senior management and the audit committee will review the transaction and ensure appropriate disclosure in the Company’s financial statements and management’s discussion and analysis

Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

Compensation awarded to key management includes the following:

	For the three months ended		For the six months ended
	February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021
	$	$	$	$

Total compensation paid to key management	360,887	909,355	708,143	1,444,093
Share based payments	209,613	361,990	363,284	1,257,804

Total compensation paid to key management is recorded in consulting fees and salaries and wages in the statement of loss and comprehensive loss.

Related party balances

Amounts due to related parties as of February 28, 2022, with respect to the above fees were $33,349 (August 31, 2021 - $33,439). These amounts are unsecured, non-interest bearing and due on demand.

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among the Company, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. Company directors, Tom Rogers and Hank Ratner, are among the pool of Stubholders.

While the Company does not believe that the interests of Messrs. Rogers and Ratner, as Stubholders, are sufficiently material or adverse to the Company’s interests to create an actual or potential conflict of interest with respect to the management of the Winview Patent Portfolio, the Company nevertheless has formed a Patent Committee, that excludes Messrs. Rogers and Ratner, to make recommendations to the Company’s Board regarding matters involving the Winview Patent Portfolio.

Page32 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Changes in accounting policies

Accounting pronouncements

Accounting pronouncements adopted during the period

IFRS 37 Provisions, Contingent Liabilities and Contingent Assets (“IFRS 37”)

In May 2020 the International Accounting Standards Board issued Onerous Contracts-Cost of Fulfilling a Contract. This amended IFRS 37 to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. This Standard defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. If an entity has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. The amended standard was adopted on January 1, 2022, resulting in no changes to the Company’s condensed interim consolidated financial statements.

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 - Classification of liabilities as current or non-current

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

Amendments to IAS 8 - Definition of Accounting Estimates

Amendments to IAS 12 Income Taxes - Deferred Tax Related to Assets and liabilities Arising from a Single Transaction

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

Current global financial conditions and trends

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries.

The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of February 28, 2022, the global economy continues to be in a period of significant economic volatility, in large part due to the COVID-19 pandemic discussed previously, as well US and European economic and political concerns which have impacted global economic growth.

Risks and uncertainties

Liquidity concerns and future financings

Although we have been successful in the past in financing our activities, there can be no assurance that we will be able to obtain additional financing as and when needed in the future to execute our business plan and future operations. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. It may be difficult or impossible for us to obtain financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as us, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that we pay to service future debt incurred by us and affect our ability to fund ongoing operations.

Page33 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Failure to obtain additional financing on a timely basis could also result in delay or indefinite postponement of further development of its products. Such delay would have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our business plan

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If our business plan is more costly than we anticipate or we have significant cost overruns, certain products and development activities may be delayed or eliminated or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Difficulties integrating acquisitions and strategic investments

We have acquired businesses, personnel, and technologies in the past and we expect to continue to pursue acquisitions, such as the completed acquisitions of Frankly, WinView, UMG, Eden Games, Stream Hatchet, SideQik, and other investments that are complementary to our existing business and expanding our employee base and the breadth of our offerings. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, the ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the esports industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any acquisition or investment will produce the intended benefits.

The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

Management of growth

We have grown rapidly since our inception, and we plan to continue to grow at a rapid pace. This growth has put significant demands on our processes, systems, and personnel.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Managing our growth will require significant expenditures and allocation of valuable management resources. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may continue to have reduced cash reserves

We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

Page34 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses, and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

Competition

Our potential failure to compete successfully in the various markets we participate in could have a material adverse effect on our business, financial condition, and results of operations. The market for the various types of product and service offerings we provide is very competitive and rapidly changing. We face competition from other esports businesses, many of which are larger and better funded than us. There can be no guarantee that our current and future competitors will not develop similar or superior services to our products and services which may render us uncompetitive. Increasing competition could result in fewer future customers, reduced revenue, reduced sales margins and loss of market share, any one of which could harm our business.

Players in the current market face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet are much larger and more well- established markets and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our games in comparison to other forms of entertainment, including new forms, our business model may no longer be viable.

The development of high-quality products requires substantial up-front expenditures

Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful titles remain popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, we must continuously develop new products or enhancements to existing products. The amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If its future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial development and marketing costs associated with those products.

Rapid technological changes

Rapid technological changes may increase competition and render our technologies, products or services obsolete or cause us to lose market share. The online gaming software industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Such changes may adversely affect our revenue. There can be no assurance that we can improve the features, functionality, reliability, and responsiveness of infrastructure. Similarly, the technologies that we employ may become obsolete or subject to intense competition from new technologies in the future. If we fail to develop, or obtain timely access to, new technologies, or if we fail to obtain the necessary licenses for the provision of services using these new technologies, we may lose market share, and our results of operations would be adversely affected.

Page35 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Proprietary protection and intellectual property disputes

Protection of our trade secrets, copyrights, trademarks, domain names and other product rights are important to our success. We protect our intellectual property rights by relying on trademark protection, common law rights as well as contractual restrictions. However, many of our proprietary technologies are currently unpatented nor have we made any applications for such intellectual property registrations, and we have no present intention to do so in the near future. As such, the current steps that it takes to protect our intellectual property, including contractual arrangements, may not be sufficient to prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

Should we decide to register our intellectual property in one or more jurisdictions, it will be an expensive and time consuming process and there is no assurance that we will be successful in any or all of such jurisdictions. The absence of registered intellectual property rights, or the failure to obtain such registrations in the future, may result in us being unable to successfully prevent our competitors from imitating our solutions or using some or all of our processes. Even if patents and other registered intellectual property rights were to be issued to us, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies.

With our acquisition of WinView, we acquired WinView’s intellectual property portfolio. WinView’s patent portfolio is an important asset to us, and we intend to further develop and protect it and our technologies. Litigation may be necessary to enforce our intellectual property rights. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. Moreover, due to the differences in foreign patent, trademark, copyright and other laws concerning proprietary rights, our intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. Our failure to possess, obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We may also face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors and former employers of our personnel. Whether a product infringes a patent or other intellectual property right involves complex legal and factual issues, the determination of which is often uncertain. As the result of any court judgment or settlement, we may be obligated to cancel the launch of a new game or product offering, cease offering a game or certain features of a game, pay royalties or significant settlement costs, purchase licenses or modify our software and features, or develop substitutes. We have already had communication from trademark trolls in this respect. At this time these actions are a nuisance rather than a quantifiable business risk.

In addition, we use open-source software in our games, and we expect to continue to use open-source software in the future. From time to time, we may face claims from companies that incorporate open-source software into their products, claiming ownership of, or demanding release of, the source code, the open-source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games, any of which would have a negative effect on our business and operating results.

Transmission of User Data

In connection with our operations, we transmit and store data. We are subject to legislation and regulations on the collection, storage, retention, transmission and use of user-data that we collect. Our efforts to protect the personal information of our users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors.

Page36 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data, our users’ data, our partners’ data or our clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of our terms of service or policies could damage our reputation and brands and diminish our competitive position.

Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on our prospects, businesses, financial condition or results of operations.

Data collection risks

We partially rely on data captured by Stream Hatchet for our revenues and for assessing the performance of some of our brands. Capturing accurate data is subject to various limitations. For example, Stream Hatchet may need to collect certain data from mobile carriers or other third parties such as various viewing platforms, which limits its ability to verify the reliability of such data. Further, Stream Hatchet may not be able to collect any data from third parties at all. Failure to capture accurate data or an incorrect assessment of this data may materially harm business and operating results.

Mobile gaming and the free-to-play business model

Eden Games is partially reliant on the free-to-play business model where monetization is through in-app purchases. The risks of that business model include the dependence on a relatively small number of consumers for a significant portion of revenues and profits from any given game, including the current title, Gear.Club. If we increase our reliance on the free-to-play model, we may be exposed to increased risk. For example, we may invest in the development of new free-to-play interactive entertainment products that do not achieve significant commercial success, in which case our revenues from those products likely will be lower than anticipated and we may not recover our development costs. Further, if: (1) we fail to offer monetization features that appeal to our consumers; (2) these consumers do not continue to play our free-to-play games or purchase virtual items at the same rate; (3) our platform providers make it more difficult or expensive for players to purchase our virtual currency; or (4) we cannot encourage significant additional consumers to purchase virtual items in our free-to-play games, our business may be negatively impacted.

Retention and acquisition of new CMS platform customers

Our financial performance and operations are dependent in part on retaining our current CMS platform customers and acquiring new CMS platform customers. We currently serve a large number of customers with our CMS platform and a typical customer contract runs for multiple years. However, we compete with the other technology providers in the market and increasing competition may affect our ability to retain current and acquire new customers. Any number of factors could potentially negatively affect our customer retention or acquisition. For example, a current customer may request products or services that we currently do not provide and may be unwilling to wait until we can develop or source such additional features. Other factors that affect our ability to retain or acquire new CMS platform customers include:

●	customers increasingly use competing products or services;
●	we fail to introduce new and improved products or if we introduce new products or services that are not favorably received;
●	we are unable to continue to develop new products and services that work with a variety of mobile operating systems and networks and/or that have a high level of market acceptance;
●	there are changes in customer preference;
●	there is consolidation or vertical integration of our customers;
●	there are changes in customer sentiment about the quality or usefulness of our products and services;

Page37 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	there are adverse changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;
●	technical or other problems prevent us from delivering our products in a rapid and reliable manner;
●	we fail to provide adequate customer service to our customers; or
●	we, our software developers, or other companies in our industry are the subject of adverse media reports or other negative publicity.

Exposure to advertising marketplace

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, which is dependent on available advertising inventory and market demand and prices for such inventory. A decline in available supply of advertising inventory, general demand for advertising inventory and general economic conditions may materially and adversely affect our advertising revenue.

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, the majority of which we sell on an automated basis through real-time bidding. We also sell a small portion of our inventory to premium direct advertising customers to whom we provide guaranteed advertisement inventory. Our advertising revenue is dependent on the amount of advertising inventory that is available to us to sell and market demand and prices for such inventory.

The amount of advertising inventory available for us to sell is affected by many variables including but not limited to:

●	the negotiated amount of inventory we receive from our current CMS customers;
●	the amount of additional inventory our current CMS customers permit us to sell on their behalf;
●	our ability to acquire inventory to sell on behalf of parties that are not customers of our CMS;
●	the amount of inventory available on our owned and operated properties;
●	the amount of end-user traffic to our customers’ and our online properties; and
●	the specific type of advertising to be sold, such as display, video or mobile advertising.

While we endeavor to maximize the amount of inventory, we are able to sell, some of the foregoing variables, and by extension the amount of inventory we may sell, are affected by market forces and other contingencies that we do not control.

The other principal component of gross advertising revenue is the price at which advertising inventory may be sold. To a large extent, the prices we are able to achieve for our advertising inventory are a product of the market supply and demand, which may vary based on several factors including ad size, ad type, geographic region and time of year. At a macro level, advertising spending is also sensitive to overall economic conditions, and our advertising revenues will be adversely affected if advertisers respond to weak and uncertain economic conditions, for example as a result of disruptions from COVID-19, by reducing their budgets or changing their spending patterns. There are limitations on the amount that we can compensate for fluctuations in the prevailing market prices for advertising inventory. Any reduction in spending by existing or potential advertisers and a decline in available advertising inventory or demand for such inventory would negatively affect our advertising revenue and could affect our ability to grow our advertising customer base.

Page38 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Global economy

Our business is subject to general economic conditions. Adverse changes in general economic and market conditions could adversely impact demand for our products, prices, revenue, operating costs, results of financing efforts, and the timing and extent of capital expenditures.

Foreign operational risks

A significant portion of our business and operations is conducted in foreign jurisdictions, including the United States, Spain and France. As such, our business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within our control, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which our business is conducted. Our operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

If our operations are disrupted and/or the economic integrity of our contracts is threatened for unexpected reasons, our business may be harmed. In the event of a dispute arising in connection with our operations in a foreign jurisdiction where we conduct or will conduct our business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control, any of which could have a material adverse effect on our business. We believe that our management is sufficiently experienced to manage these risks.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on the services of our senior management team and other key employees, as well as on our ability to recruit, retain and motivate key employees. Competition for such employees can be intense, and the inability to identify, attract, develop, integrate, and retain the additional qualified employees required to expand our and franchisees’ activities, or the loss of current key employees, could adversely affect our operating efficiency and financial condition. We heavily rely on the continued service and performance of our senior management team, who provide leadership, contribute to the core areas of our business, and help us to efficiently execute our business. If our senior management team, including any new hires that we make in the future, fails to work together effectively and to execute our plans and strategies on a timely basis, our business and future growth prospects could be harmed.

Additionally, the loss of any key personnel could make it more difficult to manage our operations, reduce our employee retention and revenue and impair our ability to compete. Although we have entered into employment offer letters with certain of our key personnel, these letters have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees.

Page39 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Restructuring and cost reduction initiatives that we undertake may not achieve the anticipated cost savings associated with such actions.

We may pursue in the future various restructuring and cost reduction initiatives, these may include reductions in our workforce, number of business units and leased office facilities. Any restructuring initiatives could result in adverse effects on employee capabilities, our continued ability to recruit, hire, retain and motivate skilled programming, operations, sales, administrative and managerial personnel, our ability to achieve design wins and our ability to maintain and enhance our customer base. Such events could harm our efficiency and our ability to act quickly and effectively in the rapidly changing technology markets in which we sell our services and products. In addition, we may be unsuccessful in our efforts to realign our organizational structure and shift our investments. The potential negative impact of a restructuring plan on our employees may limit our ability to meet and satisfy the demands of our customers and, as a result, have a material impact on our business, financial condition, and results of operations.

Regulation

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede our growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavorable changes in regulations and laws could decrease demand for our events, online offering, and merchandise, increase our cost of doing business or otherwise have a material adverse effect on our reputation, popularity, results of operations and financial condition.

Share price fluctuations

The market price of our shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of our and our subsidiaries, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects of our and our subsidiaries, trading activities of market participants, including short sellers, general economic conditions, legislative changes, and other events and factors outside of our control. In addition, stock markets have from time-to-time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our shares.

Limited market for Securities

There can be no assurance that an active and liquid market for our shares will be maintained, and an investor may find it difficult to resell our shares.

Volatility of Revenues and Expenses

We may experience wide fluctuations in reported revenue and earnings from one period to another due to seasonality in revenue streams, short-term nature of some customer agreements and engagements, gain or loss of customer agreements, one-time other non-recurring revenues and expenses. Additionally, we may experience wide-fluctuations in revenues and expenses due to required accounting treatment of certain non-cash items, including the accounting treatment of the liability for our outstanding warrants and convertible debt. Because of the nascent nature and stage of some of our assets, investments, and intangibles, and difficulty in assessing their valuation, we may be required from time to time to impair, write down or otherwise adjust the carrying value of these assets, investments and intangibles, and such impairments and write-downs may have a material impact on our reported earnings.

Emerging diseases, like COVID-19, may adversely affect our operations, our suppliers, or our customers

Emerging diseases, like COVID-19, and government actions to address them, may adversely affect our operations, our suppliers, or our customers. The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to assess its continued magnitude, outcome and duration accurately, but it could:

●	worsen economic conditions, which could negatively impact access to capital;

Page40 of 41

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	reduce consumer spending;
●	limit our employees from travelling which could affect the execution of our business plan given the Company is multi- jurisdictional; or
●	result in governmental regulation adversely impacting our business all of which could have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.

Cybersecurity threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

Subsequent events

The Company has evaluated subsequent events from the balance sheet date through April 14, 2022, the date at which the unaudited interim condensed consolidated financial statements were available to be issued and determined there were no additional items to be disclosed except for the transaction described below.

On April 7, 2022, the Company announced the completion of the sale of its Eden Games business. The Company sold its approximately 96% interest in Eden Games for approximately USD$15.3 million (CAD $19.2 million).

In connection with the Company’s sale of Eden Games, the Company acquired two promissory notes from two members of Eden’s senior management team (the “sellers”) in exchange for an aggregate cash payment in the amount of EUR1,081,081 and future payments in the amount of EUR372,073. The promissory notes represent outstanding amounts due to the sellers from third parties in connection with the terms of the 2018 transaction by which Engine initially acquired its interest in Eden Games and subsequent contractual agreements between the sellers, the third parties and the Company. These notes are currently in collection, which the Company, as transferee, will pursue. The current amount due under these notes from the third parties is approximately $2.5 million in principal and accrued interest.

Management’s Responsibility for Financial Information

The Company’s financial statements and the other financial information included in this management report are the responsibility of the Company’s management and have been examined and approved by the Company’s audit committee and Board of Directors. The accompanying financial statements are prepared by management in accordance with IFRS and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities. The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of four non-management directors.

This committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

Additional information

This MD&A, as well as additional information regarding Engine, have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be accessed through SEDAR’s website at www.sedar.com and the Securities Exchange Commission (“SEC”) and may be accessed through the SEC’s website EDGAR at www.sec.gov.

Page41 of 41